EXHIBIT 12.1

THE WET SEAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

(AMOUNTS IN THOUSANDS, EXCEPT RATIOS AND WHERE NOTED)

	February 2, 2008	February 3, 2007		January 28, 2006	January 29, 2005	January 31, 2004
EARNINGS:
Income (loss) before provision for income taxes	$23,610	$(12,530)		$(29,032)	$(164,080)	$(61,287)
Fixed charges	19,827	48,646		54,738	24,898	22,965
Accretion of non-cash dividends on convertible preferred stock				(23,317)

Total earnings	$43,437	$36,116		$2,389	$(139,182)	$(38,322)

FIXED CHARGES:
Interest expense and amortization of deferred financing costs	$1,136	$31,955		$15,150	$2,663	$—
Estimated interest expense included in minimum gross rent (5)	18,691	16,691		16,271	22,235	22,965
Accretion of non-cash dividends on convertible preferred stock				23,317

Total fixed charges	$19,827	$48,646		$54,738	$24,898	$22,965

RATIO OF EARNINGS TO FIXED CHARGES	2.2	—	(1)	— (2)	— (3)	— (4)

(1)	Earnings were insufficient to cover fixed charges by $12.5 million.
(2)	Earnings were insufficient to cover fixed charges by $52.3 million.
(3)	Earnings were insufficient to cover fixed charges by $164.1 million.
(4)	Earnings were insufficient to cover fixed charges by $61.3 million.
(5)	Interest component is estimated to be one-third of minimum gross rent.